TASEKO’S NEW PROSPERITY PROJECT ADVANCES
TO FINAL STAGE IN PUBLIC PROCESS

June 20, 2013, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the "Company") is pleased to announce that the Federal Review Panel (the “Panel”) which is conducting a review of the environmental effects of the New Prosperity Gold-Copper Project is advancing the project into Public Hearings, the final stage of the public review process.

The purpose of the hearings, which begin July 22, 2013 and are not to exceed 30 days in length, is to provide opportunity for the public to participate in the environmental assessment process and offer their views on the project and its relationship to the future of the Cariboo region. The hearings will take place in Williams Lake and surrounding communities.

New Prosperity is a $1 billion investment that will create thousands of jobs and generate billions of dollars in tax revenues. It is an environmentally responsible project, based on proven engineering, managed by experienced people.

“Is it in the best interest of Canadians to use this piece of property in the proposed manner? That’s what the Government of Canada is trying to decide. One of the tools they use to help them with that decision is the environmental assessment process,” says Russell Hallbauer, President and CEO of Taseko. “The answer of course is yes, this project is very much in the interest of Canadians, especially British Columbians and the approximately 65,000 residents living in the Cariboo region. It was for these reasons the project was first approved by the provincial government in January 2010.”

“Not only is New Prosperity important to the future interests of communities like Williams Lake, Quesnel and 100 Mile House, but it is vital for First Nations communities who seek new opportunities for employment and business development closer to home so that people don’t have to move away to search for those opportunities elsewhere,” added Mr. Hallbauer.

Once the public hearings conclude, the Panel will have a maximum of 70 days to write and submit a report to the federal Minister of Environment. The Government of Canada will then have a maximum of 120 days to decide if it should grant the necessary authorizations for the project to proceed.

For more information on the New Prosperity Project and for updates on the Panel Hearing, visit www.newprosperityproject.ca, an in-depth online information portal.

For further information on Taseko, please see the Company’s website www.tasekomines.com

Investor Relations: Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533 Media: Brian Battison, Vice President, Corporate Affairs - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.